EXHIBIT 99.8

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      KPMG LLP
      CHARTERED ACCOUNTANTS
      Yonge Corporate Centre                      Telephone (416) 228-7000
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            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
YM BioSciences Inc.

We consent to the use of our report dated August 18, 2004, except as to note 11 which is as of October 1, 2004, with respect to the consolidated balance sheets of YM BioSciences Inc. as at June 30, 2004 and 2003 and the related consolidated statements of operations and deficit and cash flows for the years ended June 30, 2004, 2003 and 2002 and for the period from August 17, 1994 to June 30, 2004, included in the annual report on Form 40-F of YM BioSciences Inc.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
October 1, 2004